United States
                       Securities and Exchange Commission
                              Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)


                            The Commerce Group, Inc.
                                (Name of Issuer)


                         Common stock $0.50 Par Value
                        (Title of Class of Securities)


                                   200641108
                                 (CUSIP Number)

                               December 31, 2004
             (Date of Event which Requires Filing of this Statement)




    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

              [ X ]   Rule 13d-1(b)

              [   ]   Rule 13d-1(c)

              [   ]   Rule 13d-1(d)


* The reminder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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CUSIP NO. 200641108                        THE COMMERCE GROUP, INC.
                                           SCHEDULE 13G
                                           ADMENDMENT No. 6
                                           FEBRUARY 11, 2005


1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of above Person

      The Commerce Group, Inc. Employee Stock Ownership Plan
      ID#: 04-6643047

2.    Check the Appropriate Box if a Member of a Group
                                                       (a)[ ]
                                                       (b)[ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Commonwealth of Massachusetts

Number of       5.       Sole Voting Power
Shares                      2,819,951
Beneficially    6.       Share Voting Power
Owned by                         N/A
Each            7.       Sole Dispositive Power
Reporting                   2,819,951
Person          8.       Shared Dispositive Power
With                             0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

       2,819,951

10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain
      Shares

       N/A

11.   Percent of Class Represented by Amount in Row (9)

       8.5%

12.   Type of Reporting Person

       EP




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CUSIP NO. 200641108                        THE COMMERCE GROUP, INC.
                                           SCHEDULE 13G
                                           ADMENDMENT No. 6
                                           FEBRUARY 11, 2005

Item 1.

a.  The Commerce Group, Inc.
b.  211 Main Street, Webster, MA  01570

Item 2.

a.  The Commerce Group, Inc. Employee Stock Ownership Plan
    ("Plan")
b.  211 Main Street, Webster, MA  01570
c.  Massachusetts
d.  Common stock
e.  CUSIP 200641108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
        Security Act of 1974 or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.  Ownership

At December 31, 2004, the Plan was the record owner of a total of 2,819,951 shares of common stock of the issuer, or approximately 8.5% of the issuer's outstanding common stock (issued less treasury shares). The Plan, acting through its Trustee, Fidelity Management Trust Company, has the sole power to dispose or direct disposition of such shares while they remain in the Plan, except as hereafter noted. Plan Participants who are current employees of The Commerce Group, Inc. or its subsidiaries (the "Company") and who are 100% vested in their Plan accounts can annually elect to transfer out of the Plan up to 100% of their allocated Company stock in the form of an eligible rollover distribution into another eligible retirement plan, such as a qualified individual retirement arrangement. Approximately 2,083,000 shares held by the Plan at December 31, 2004 are allocated to the Plan accounts of these individuals. Plan Participants who are former employees of the Company are 100% vested in their Plan account and may generally elect to withdraw from the Plan the shares allocated to their accounts at any time. Approximately 563,000 shares held by the Plan at December 31, 2004 are allocated to the Plan accounts of these individuals. The remaining approximately 174,000 shares held by the Plan at December 31, 2004 are allocated to the Plan accounts of Participants who have not yet reached 100% vesting in their account balances. Disposition of these unvested shares is restricted under the Plan. The shares allocated to Participant accounts are voted as directed by the account holders; unallocated shares, if any, and shares as to which no voting instructions have been received are voted by the Plan Trustee.
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CUSIP NO. 200641108                        THE COMMERCE GROUP, INC.
                                           SCHEDULE 13G
                                           ADMENDMENT No. 6
                                           FEBRUARY 11, 2005



Item 5.  Ownership of Five Percent or Less of a Class

Item 5 is not applicable


Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

Item 6 is not applicable


Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the Parent Holding Company

Item 7 is not applicable


Item 8.  Identification and Classification of Members of the
         Group

Item 8 is not applicable


Item 9.  Notice of Dissolution of Group

Item 9 is not applicable
















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CUSIP NO. 200641108                        THE COMMERCE GROUP, INC.
                                           SCHEDULE 13G
                                           ADMENDMENT No. 6
                                           FEBRUARY 11, 2005


Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 2005



                              /s/ Randall V. Becker, Trustee
                              Randall V. Becker, ESOP Committee Member
                              The Commerce Group, Inc.
                              Employee Stock Ownership Plan

















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